EXHIBIT 99.1

Valneva Awarded Up to £20 Million by Scottish Enterprise to Advance Vaccine Development

Saint Herblain (France), February 21, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that its subsidiary Valneva Scotland has been awarded research and development funding of up to £20 million by Scottish Enterprise.

The investment from Scotland’s national economic development agency follows advanced discussions reported on December 23, 2021, and will be comprised of two grants, which build on the agency’s longstanding engagement with Valneva and will benefit the Company’s manufacturing site in Livingston. The grants are expected to be received over the next three years, commencing March 2022.

The first grant of up to £12,500,000 will support research and development related to the manufacture of VLA2001, Valneva’s inactivated, whole virus COVID-19 vaccine candidate. The second grant of up to £7,500,000 will support research and development connected to Valneva’s manufacturing processes for other vaccines.

Valneva’s research and development portfolio includes VLA1553, the Company’s single-shot vaccine candidate against the mosquito-borne viral infection chikungunya, which it also intends to manufacture in Livingston. Valneva reported positive topline Phase 3 results in 2021 for both VLA2001 and VLA1553.

Thomas Lingelbach, Chief Executive Officer of Valneva, said, “This investment bolsters Valneva’s longstanding relationship with Scottish Enterprise as well as our position at the forefront of life sciences and vaccine development in Scotland. From the only inactivated, whole virus COVID-19 vaccine candidate in clinical development in Europe to the most clinically advanced vaccine candidate against chikungunya in the world, Scottish Enterprise’s investment will support progress across Valneva’s research and development portfolio – as well as jobs and growth in Scotland. We are grateful to Scottish Enterprise, and to the Scottish Government, for their continuing support.”

Adrian Gillespie, Chief Executive of Scottish Enterprise, commented, “Valneva’s decision to develop and manufacture its COVID-19 vaccine here in Scotland is extremely welcome. It is a huge vote of confidence in our life sciences sector and its highly skilled workforce, with one of the largest and most advanced vaccine manufacturing sites in the world now firmly anchored in Scotland and set to export its life-saving vaccines across the world. We look forward to supporting Valneva’s continued growth in Scotland, and to help it realise its international growth ambitions.”

Ivan McKee, Scottish Government Business Minister, said, “Valneva is a valued contributor to our life sciences sector and the Livingston facility is an important asset, developing and manufacturing vaccines for the prevention and treatment of several infectious diseases. This funding package will support high quality jobs create, drive further research and underpin the company’s operations in Scotland.”

Hannah Bardell, MP for Livingston, added, “I am delighted to see this significant investment in Valneva from Scottish Enterprise. This funding will enable Valneva to continue its expansion in Livingston, securing vital vaccine production capabilities and protecting crucial jobs. My constituency colleagues and I have long championed Valneva’s work and this investment confirms the company’s place at the forefront of Scottish life sciences.”

The grants signed with Scottish Enterprise are tied to the safeguarding and creation of jobs at Valneva’s Livingston site and, before receiving funds, Valneva must provide a legal opinion and a parent guarantee.

Following discussions between Valneva and the Scottish Government, reported on December 23, 2021, the Company continues to update the Government on the development of VLA2001. Discussions have included the potential supply of VLA2001 to Scotland in the future, subject to regulatory approval, as well as an offer from Valneva to make up to 25,000 doses of VLA2001 available, free of charge, to NHS and frontline workers in Scotland, subject to regulatory approval.

About Valneva SE

Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

About Scottish Enterprise

Scottish Enterprise is Scotland’s national economic development agency. We’re committed to growing the Scottish economy for the benefit of all, helping create more quality jobs and a brighter future for every region.
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Media & Investors Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to research, development and manufacturing of its product candidates and estimates for future performance. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release, and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.